Exhibit 17.1

JOHN R. TUTTLE, PH.D.

July 10, 2007

Randolph Graves, Jr. Ph. D. Chairman of the Board DayStar Technologies, Inc. 13 Corporate Drive Halfmoon, NY 12065

Dr. Graves,

I hereby submit my resignation from the Board of Directors of DayStar Technologies, Inc. effectively immediately. I wish the Company the best of luck in its future endeavors.

Sincerely,

/s/ John R. Tuttle, Ph.D John R. Tuttle, Ph.D.